

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

   Re: Jaguar Health, Inc.
    Registration Statement on Form S-3
    Response dated February 23, 2018
    File No. 333-219736

Dear Ms. Conte:

  We have reviewed your February 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

Form S-3 Filed August 4, 2017

General

1. We note your response to prior comment 1 and continue to believe that registering the resale of the shares underlying the Tranche A shares is not appropriate at this time. We note your argument that "the Company has no further rights or obligations under the private placement, other than with respect to the registration of shares issued to Nantucket." However, Nantucket does not appear to have investment control over the shares as the Investor Rights Agreement requires them to sell the shares if the offer price is above the minimum share price amount. Additionally, Nantucket must surrender 50%

of their remaining shares if the Hurdle Amount is achieved. These provisions, which were provisions of the merger agreement, result in Nantucket holding shares without investment control. For these reasons, it does not appear that the private placement was completed.

2.   We note your response to prior comment 2 and that "[t]he issuance of shares by the Company to Nantucket was intended to satisfy Napo's (not the Company's) debt obligations to Nantucket." Given that the Nantucket is obligated to sell Tranche A shares if a potential purchaser offers a specified minimum price determined by the company, it appears that the Nantucket is acting as a conduit for the company. As a result, this appears to be an indirect primary offering on behalf of the company. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3, please file a pre-effective amendment to this registration statement on a form which you are eligible to use for a primary offering, identify Nantucket as an underwriter, and disclose the price at which it will sell shares of your common stock.

You may contact Jeffrey Gabor at 202-551-2544 or Christopher Edwards at 202-551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Lee